UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9/A

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

Tableau Software, Inc.

(Name of Subject Company)

Tableau Software, Inc.

(Name of Person Filing Statement)

Class A Common Stock, par value $0.0001 per share

Class B Common Stock, par value $0.0001 per share

(Title of Class of Securities)

Class A Common Stock — 87336U105

Class B Common Stock — None

(CUSIP Number of Class of Securities)

Keenan M. Conder

Executive Vice President, General Counsel and Corporate Secretary

Tableau Software, Inc.

1621 North 34th Street

Seattle, Washington 98103

(206) 633-3400

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Jamie Leigh, Esq.

Ben Beerle, Esq.

Jodie M. Bourdet, Esq.

Cooley LLP

101 California St, 5th Floor

San Francisco, CA 94111

(415) 693-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Tableau Software, Inc., a Delaware corporation (“Tableau” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on July 3, 2019, relating to the exchange offer by salesforce.com, inc., a Delaware corporation (“Salesforce”), and Sausalito Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Salesforce (the “Purchaser”) to exchange for each outstanding share of Class A common stock of Tableau, par value $0.0001 per share (“Class A common stock”), and Class B common stock of Tableau, par value $0.0001 per share (“Class B common stock,” and together with “Class A common stock,” “Tableau common stock”), validly tendered and not validly withdrawn in the offer, 1.103 shares of Salesforce common stock, par value $0.001 per share (“Salesforce common stock”), together with cash in lieu of any fractional shares of Salesforce common stock, without interest and subject to reduction for any applicable withholding taxes (such offer, on the terms and subject to the conditions and procedures set forth in the prospectus/offer to exchange, dated July 3, 2019 (the “Prospectus/Offer to Exchange”), and in the related letter of transmittal (the “Letter of Transmittal”), together with any amendments or supplements thereto, the “Offer”). Salesforce has filed with the SEC a Registration Statement on Form S-4 dated July 3, 2019, relating to the Offer and sale of shares of Salesforce common stock to be issued to holders of Tableau common stock validly tendered and not validly withdrawn in the Offer (the “Registration Statement”). The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, which is a part of the Registration Statement, and the Letter of Transmittal, which were filed as Exhibits (a)(4) and (a)(1)(A), respectively, to the Tender Offer Statement on Schedule TO filed with the SEC on July 3, 2019 (as amended or supplemented from time to time) by Salesforce and the Purchaser. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 4. This Amendment No. 4 is being filed to reflect certain updates as set forth below.

Item 8. Additional Information.

Item 8 “Additional Information” of the Schedule 14D-9 is hereby amended and supplemented by adding the following information:

“Expiration of the Offer; Completion of the Merger

At midnight, Eastern Time, at the end of July 31, 2019, the offer expired as scheduled and was not extended. The Purchaser was advised by the depositary and exchange agent for the offer that as of the expiration of the offer, a total of 49,138,989 shares of Class A common stock and 10,348,127 shares of Class B common stock were validly tendered and not validly withdrawn in the offer, representing approximately 68.0% of the aggregate voting power of the shares of Tableau common stock outstanding immediately after the consummation of the offer. The number of shares of Tableau common stock validly tendered and not validly withdrawn in the offer satisfied the minimum tender condition. All conditions to the offer having been satisfied, the Purchaser irrevocably accepted for payment on August 1, 2019, and will promptly pay for, all shares of Tableau common stock validly tendered and not validly withdrawn in the offer.

Following the consummation of the offer, on August 1, 2019, Salesforce and the Purchaser completed the acquisition of Tableau pursuant to the terms of the merger agreement, through the merger of the Purchaser with and into Tableau in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, with Tableau continuing as the surviving corporation (the “merger”).

Following the merger, all shares of Class A common stock ceased trading prior to the opening of the NYSE on August 1, 2019 and will be delisted from the NYSE and deregistered under the Exchange Act.

On August 1, 2019, Salesforce issued a press release announcing the expiration and results of the offer and the consummation of the merger. The full text of the press release is filed as Exhibit (a)(5)(AB) hereto and is incorporated herein by reference.”

Item 9. Exhibits.

Item 9 “Exhibits” of the Schedule 14D-9 is hereby amended and supplemented by adding the following information:

Exhibit No.	Description

(a)(5)(AB)	Press Release of salesforce.com, inc. on August 1, 2019 (incorporated by reference to Exhibit (a)(5)(J) to the Schedule TO).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TABLEAU SOFTWARE, INC.

Date: August 1, 2019	By:	/s/ Keenan M. Conder
Keenan M. Conder
Executive Vice President, General Counsel and Corporate Secretary